EXHIBIT 99.1

SIGNATURE VERSION

AMENDMENT 5 TO CUSTOM SALES AGREEMENT NO. 000590

This Amendment to Custom Sales Agreement No. 000590 (“Amendment 5”) is made and entered into between EZchip Technologies Ltd. (“Customer”) and International Business Machines Corporation (“IBM”).  This Amendment 5 will be effective on the date identified below by the second party to sign this Amendment; however, if Customer fails to identify a date of signing, this Amendment will be effective on the date of signing identified by IBM.

WHEREAS IBM and Customer are parties to Custom Sales Agreement No. 000590 having an effective date of 30 October 2000 and to its Amendments 1 to 4 (the “Agreement”);

WHEREAS IBM and Customer desire to amend the Agreement as set forth herein;

NOW THEREFORE the parties hereby agree as follows:

1.           Extension of the term of the Agreement.  The expiration of the term of the Agreement including Attachments 1 and 2 is extended from 31 December 2014 to 31 December 2017.

2.           No Other Amendment or Modification.  Except as expressly set forth in this Amendment 5, the Agreement, as amended pursuant to Amendments 1 through 4, remains in full force and effect without further modification.  The terms and conditions of the Agreement and such Amendments will not be further modified or amended except by a writing signed by authorized representatives of both parties, it being understood that this requirement of written form may only be waived in writing by both parties.

Accepted and Agreed To:
EZchip Technologies Ltd.	International Business Machines Corporation
By:_______________________________ Authorized Signature	By:________________________________
Name:_____________________________ Please print or type name	Name: Dean A. Parker
Title:______________________________ Please print or type title	Title: Manager, Business Operations, Semiconductor Client Solutions, IBM STG
Date:__________________________________ Write month out in full	Date:______________________________ Write month out in full